Exhibit 99.2

Certificate of Designations

EXECUTION VERSION

CERTIFICATE OF DESIGNATIONS OF

SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES,

PAR VALUE US$0.00005,

OF

AFYA LIMITED

AFYA LIMITED, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), DOES HEREBY CERTIFY:

That, the Amended and Restated Memorandum and Articles of Association of the Company (as amended from time to time, the “Articles”), authorize the issuance of 1,000,000,000 shares, of a nominal or par value of US$0.00005 each, consisting of 500,000,000 Class A Common Shares (the “Class A Common Shares”); 250,000,000 Class B Common Shares (the “Class B Common Shares”); and 250,000,000 shares of such class or classes as the Board may determine (“Undesignated Shares”);

That, subject to the provisions of the Articles, the Board is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Undesignated Shares, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series;

That, pursuant to the authority conferred upon the Board by the Articles, the Board, on April 26, 2021, adopted the following resolution designating a new class of Undesignated Shares as “Series A Perpetual Convertible Preferred Shares”:

“RESOLVED, that, the Series A Perpetual Convertible Preferred Shares be issued on the terms and subject to the conditions set out in the Certificate of Designations and the Amended and Restated Memorandum and Articles of Association:”; and

That, in accordance with the foregoing resolution, the terms and conditions of the Series A Perpetual Convertible Preferred Shares shall be as follows:

Section 1.        Designation and Number of Shares. The shares of such class of Undesignated Shares shall be designated as “Series A Perpetual Convertible Preferred Shares” (the “Series A Preferred Shares”). The number of authorized shares constituting the Series A Preferred Shares shall initially be 150,000. That number from time to time may be increased or decreased (but not below the number of Series A Preferred Shares then outstanding and subject to Section 13) by further resolution duly adopted by the Board. The Company shall not have the authority to issue fractional Series A Preferred Shares.

Section 2.        Ranking. The Series A Preferred Shares will rank, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company:

(a)          on a parity basis with each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks on a parity basis with the Series A Preferred Shares as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company (such Capital Stock, “Parity Stock”);

(b)          junior to each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Shares as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company (such Capital Stock, “Senior Stock”); and

(c)          senior to the Common Shares and each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which do not expressly provide that such class or series ranks either (x) senior to the Series A Preferred Shares as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company or (y) on parity with the Series A Preferred Shares as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company (such Capital Stock, “Junior Stock”).

Section 3.        Definitions. As used herein with respect to Series A Preferred Shares:

“Accumulated Dividend Record Date” has the meaning set forth in Section 4(e).

“Accumulated Dividends” means, as of any date, with respect to any Series A Preferred Shares, all Dividends that have accumulated on such share pursuant to Section 4(b), whether or not declared, but that have not, as of such date, been paid.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Articles” has the meaning set forth in the recitals hereto.

“Average VWAP” means, as of any date of determination, the average of the Daily VWAPs for each of the 30 Trading Days immediately preceding such date of determination. The Company shall make appropriate adjustments to the Average VWAP, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date or expiration date of the event occurs during such 30 consecutive Trading Day period.

“Base Amount” means, with respect to any Series A Preferred Share, as of any date of determination, the sum of (a) the Liquidation Preference and (b) the Base Amount Accumulated Dividends with respect to such share as of such date.

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“Base Amount Accumulated Dividends” means, with respect to any Series A Preferred Share, as of any date of determination, (a) if a Dividend Payment Date has occurred since the issuance of such share, the Accumulated Dividends with respect to such share as of the Dividend Payment Date on or immediately preceding such date of determination (taking into account the payment of Dividends, if any, on or with respect to such Dividend Payment Date) or (b) if no Dividend Payment Date has occurred since the issuance of such share, zero.

“Board” means the Board of Directors of the Company or any authorized committee thereof.

“Brazil Business Day” means a day (a) which is not a Saturday, Sunday or a national holiday in the Federative Republic of Brazil and (b) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paulo, Rio de Janeiro or Brasilia.

“BRL to USD Exchange Rate” means, as of any date of determination, one divided by the USD to BRL Exchange Rate as of such date.

“BRL Treasury Dealer Quotations” means, with respect to each of four primary Brazilian Government securities dealers selected by the Company for this purpose, and any date of determination, the average, as determined by the Company in good faith, of the bid and asked prices for the BRL Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such dealer at 5:00 p.m., Sao Paulo time, on the third Brazil Business Day preceding such date.

“BRL Treasury Issue” means the BRL National Treasury Note due 2031 (Bloomberg ISIN BRSTNCNTF204) or, if such issue is not, or sufficient quotes therefor are not, available, such other comparable issue that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of Federative Republic of Brazil securities in BRL of comparable maturity to the remaining term of such issue (to the extent practicable), all as reasonably determined by the Company in good faith.

“BRL Treasury Price” means, as of any date of determination, (i) the average of the BRL Treasury Dealer Quotations with respect to such date, after excluding the highest and lowest such BRL Treasury Dealer Quotations, or (ii) if the Company obtains fewer than four such BRL Treasury Dealer Quotations, the average of all such quotations.

“BRL Treasury Rate” means, as of any date of determination, the rate per annum equal to the quarterly equivalent yield to maturity of the BRL Treasury Issue, assuming a price for the BRL Treasury Issue (expressed as a percentage of its principal amount) equal to the BRL Treasury Price as of such date.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of New York, United States and Minas Gerais, Brazil or is a day on which banking institutions located in the States of New York, United States, Sao Paulo, Brazil or Minas Gerais, Brazil are authorized or required by law or other governmental action to close.

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“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity issued by that entity, but shall not include any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition.

“Cash Dividend” has the meaning set forth in Section 4(c).

“Certificate of Designations” means this Certificate of Designations relating to the Series A Preferred Shares, as it may be amended from time to time.

“Change of Control” means the occurrence of one of the following:

(a)       the direct or indirect sale, lease, charge, transfer, conveyance or other disposition (other than by way of a merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person or a group of related Persons, other than one or more of the Company’s Wholly Owned Subsidiaries;

(b)       the consummation of (i) any recapitalization, reclassification or change of the Class A Common Shares (other than changes resulting from a subdivision or combination) as a result of which the Class A Common Shares would be converted into, or exchanged for, shares, other securities, other property or assets; or (ii) any share exchange, consolidation or merger of the Company pursuant to which the Class A Common Shares will be converted into cash, securities or other property or assets, in each case, other than a transaction in which (x) a Permitted Holder or (y) the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving Person or transferee or the parent thereof immediately after such transaction, in the case of clause (y) in substantially the same proportions as such ownership immediately prior to such transaction; or

(c)       except as described in clause (b) above, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, its direct or indirect Wholly Owned Subsidiaries, the employee benefit plans of any of the foregoing, or a Permitted Holder (or any group of which any of them are a part), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Common Equity of the Company;

provided that a transaction or transactions described in clause (a), clause (b) or clause (c) above shall not constitute a Change of Control if at least 90% of the consideration received or to be received by the holders of the Class A Common Shares, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of Common Equity, depositary receipts representing Common Equity interests or similar certificates, in each case, that are listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Series A Preferred Shares become convertible into such consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights. For the avoidance of doubt, the Permitted Holders ceasing to be in control of a majority of the voting power of the Company’s Common Equity shall not, on its own, constitute a Change of Control.

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“Change of Control Company Notice” has the meaning set forth in Section 9(a)(iii),

“Change of Control Repurchase” has the meaning set forth in Section 9(a)(i).

“Change of Control Repurchase Date” has the meaning set forth in Section 9(a)(i).

“Change of Control Repurchase Notice” has the meaning set forth in Section 9(a)(ii)(A).

“Change of Control Repurchase Price” means, with respect to each Series A Preferred Share to be repurchased pursuant to Section 9 in respect of a Change of Control, an amount in cash equal to (a) (i) the sum of the Liquidation Preference per share plus the Accumulated Dividends with respect to such Series A Preferred Share to, but excluding, the relevant Change of Control Repurchase Date (unless the Change of Control Repurchase Date falls after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, in which case the Company shall instead pay the full amount of Accumulated Dividends to Holders of record as of such Dividend Record Date out of funds legally available for such payment and the Change of Control Repurchase Price shall not include such Accumulated Dividends), multiplied by (ii) (x) if the Change of Control Repurchase Date in respect of such Change of Control is prior to the six (6)-year anniversary of the Original Issuance Date, 140%, or (y) otherwise, 105%, plus (b) if the Change of Control Repurchase Date in respect of such Change of Control is prior to the five (5)-year anniversary of the Original Issuance Date, the sum of the Present Value of each scheduled quarterly Dividend that would have been paid on such Series A Preferred Share pursuant to Section 4(b) for each Dividend Payment Date occurring on or prior to such five (5)-year anniversary and with respect to which a Dividend Record Date has not occurred prior to the relevant Change of Control Repurchase Date (calculated as of the relevant Change of Control Repurchase Date and assuming, for the avoidance of doubt, that the Company elected to pay each such Dividend as a Cash Dividend).

“Class A Common Shares” has the meaning set forth in the recitals hereto.

“Class B Common Shares” has the meaning set forth in the recitals hereto.

“Clause I Distribution” has the meaning set forth in Section 11(a)(iii).

“Clause II Distribution” has the meaning set forth in Section 11(a)(iii).

“Clause III Distribution” has the meaning set forth in Section 11(a)(iii).

“close of business” means 5:00 p.m. (New York City time).

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“Closing Price” of the Class A Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Class A Common Shares are traded. If the Class A Common Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Closing Price” shall be the average of the highest closing bid price and the lowest closing ask price for the Class A Common Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Class A Common Shares are not so quoted, the “Closing Price” shall be the average of the mid-point of the last bid and ask prices for the Class A Common Shares on the relevant date from a U.S. nationally recognized independent investment banking firm selected by the Company for this purpose.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Shares” means each of the Class A Common Shares and the Class B Common Shares.

“Companies Law” means the Companies Act (As Revised) of the Cayman Islands.

“Company” has the meaning set forth in the recitals hereto.

“Company Redemption Date” has the meaning set forth in Section 10(a)(iii).

“Company Redemption Right” has the meaning set forth in Section 10(a)(i).

“Conversion” means an Optional Conversion or a Mandatory Conversion, as applicable.

“Conversion Agent” means the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Shares, and its successors and assigns.

“Conversion Date” has the meaning set forth in Section 8(a).

“Conversion Rate” means, for each Series A Preferred Share, 39.452587 Class A Common Shares, subject to adjustment as set forth herein.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “AFYA <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Class A Common Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

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“Distributed Property” has the meaning set forth in Section 11(a)(iii).

“Dividend Payment Date” means January 1, April 1, July 1 and October 1 of each year; provided that if any such Dividend Payment Date is not a Business Day, then the applicable Dividend shall be payable on the next Business Day immediately following such Dividend Payment Date, without any interest or additional dividends thereon.

“Dividend Payment Period” means in respect of any Series A Preferred Share the period from and including the Issuance Date of such share to but excluding the next Dividend Payment Date and, subsequently, in each case the period from and including any Dividend Payment Date to but excluding the next Dividend Payment Date.

“Dividend Rate” means 6.50% per year.

“Dividend Record Date” has the meaning set forth in Section 4(e).

“Dividends” has the meaning set forth in Section 4(a).

“Effective Date” means the first date on which the Class A Common Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

“Ex-Dividend Date” means the first date on which the Class A Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Class A Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Holder” means a Person in whose name the Series A Preferred Shares are registered; provided that, to the fullest extent permitted by law, no Person that has received Series A Preferred Shares in violation of the Securities Purchase Agreement shall be a Holder, the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and the Person in whose name the Series A Preferred Shares were registered immediately prior to such transfer shall remain the Holder of such shares.

“Holder Redemption Date” has the meaning set forth in Section 10(a)(iii).

“Holder Redemption Request” has the meaning set forth in Section 10(a)(ii).

“Holder Redemption Right” has the meaning set forth in Section 10(a)(ii).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

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“Implied Quarterly Dividend Amount” means, with respect to any Series A Preferred Share, as of any date, the product of (a) the Base Amount of such share on the first day of the applicable Dividend Payment Period (or in the case of the first Dividend Payment Period for such share, as of the Issuance Date of such share) multiplied by (b) the number determined pursuant to the following formula:

where,

DR =	the applicable Dividend Rate as of the date of determination; and
D =	the number of Brazil Business Days in the Dividend Payment Period in which such date falls.

“Issuance Date” means, with respect to any Series A Preferred Share, the date of issuance of such share.

“Junior Stock” has the meaning set forth in Section 2(c).

“Liquidation Preference” means, with respect to any Series A Preferred Share, as of any date, R$5,478.70 per share.

“Mandatory Conversion” has the meaning set forth in Section 7(a).

“Mandatory Conversion Date” has the meaning set forth in Section 7(a).

“Mandatory Conversion Notice” has the meaning set forth in Section 7(b).

“Mandatory Conversion Price” means, as of any date, the product of (a) 150%, multiplied by (b) (i) the Liquidation Preference per Series A Preferred Share as of such date, divided by (ii) the Conversion Rate as of such date, multiplied by (c) the BRL to USD Exchange Rate as of such date. The Mandatory Conversion Price shall initially be US$38.0203.

“Nasdaq” means The Nasdaq Global Select Market (or its successor).

“Notice of Company Redemption” has the meaning set forth in Section 10(a)(iii).

“Notice of Holder Redemption” has the meaning set forth in Section 10(a)(iii).

“Notice of Redemption” means any Notice of Company Redemption or Notice of Holder Redemption.

“Officer” means, with respect to the Company, the President, the Chief Executive Officer, the Chief Financial Officer, Chief Legal Officer, Treasurer, the Secretary, any Executive or Senior Vice President or any Vice President or Director (whether or not designated by a number or numbers or word or words added before or after the title “Vice President” or “Director”).

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“Officer’s Certificate” means a certificate signed by any Officer of the Company.

“Optional Conversion” has the meaning set forth in Section 6(a).

“Optional Conversion Notice” has the meaning set forth in Section 8(a)(i).

“Original Issuance Date” means the Closing Date, as defined in the Securities Purchase Agreement.

“Parent Entity” means, with respect to any Person, any other Person of which such first Person is a direct or indirect Wholly Owned Subsidiary.

“Parity Stock” has the meaning set forth in Section 2(a).

“Participating Dividend” has the meaning set forth in Section 4(g).

“Permitted Holders” shall mean the Esteves Family, Crescera and Permitted Transferee in each case as defined in the Articles (adopted by special resolution passed on July 6, 2019).

“Person” means any individual, a corporation, a limited liability company or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government, agency or political subdivisions thereof or other “Person” as contemplated by Section 13(d) of the Exchange Act.

“PIK Dividend” has the meaning set forth in Section 4(c).

“PIK Dividend Ratio” has the meaning set forth in Section 4(c).

“Present Value” means, with respect to any amount and as of any date of determination, the value of such amount discounted to such date on a daily basis (on the basis of the number of Brazil Business Days in a year consisting of 252 Brazil Business Days) at the BRL Treasury Rate as of such date, as determined by the Company in good faith.

“R$” or “BRL” means the lawful currency of the Federative Republic of Brazil.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Class A Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Class A Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Class A Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board, by statute, by contract or otherwise).

“Redemption” means any redemption pursuant to Section 10 as a result of the Company Redemption Right or the Holder Redemption Right.

“Redemption Date” means any Company Redemption Date or Holder Redemption Date.

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“Redemption Notice Date” means, with respect to any exercise of the Company Redemption Right or Holder Redemption Right, the date of delivery of the related Notice of Redemption.

“Redemption Price” has the meaning set forth in Section 10(a)(i).

“Reference Property” has the meaning set forth in Section 12(a).

“Registrar” means the Transfer Agent acting in its capacity as registrar for the Series A Preferred Shares, and its successors and assigns.

“Reorganization Event” has the meaning set forth in Section 12(a).

“Rule 144” means Rule 144 as promulgated under the Securities Act.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Class A Common Shares are listed or admitted for trading. If the Class A Common Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement between the Company and SBLA Holdco LLC, dated as of April 26, 2021, as it may be amended, supplemented or otherwise modified from time to time, with respect to certain terms and conditions concerning, among other things, the rights of and restrictions on certain of the Holders.

“Senior Stock” has the meaning set forth in Section 2(b).

“Series A Preferred Shares” has the meaning set forth in Section 1.

“Spin-Off” has the meaning set forth in Section 11(a)(iii).

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

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“Trading Day” means a day on which (i) trading in the Class A Common Shares (or other security for which a closing sale price must be determined) generally occurs on The Nasdaq Global Select Market or, if the Class A Common Shares (or such other security) are not then listed on The Nasdaq Global Select Market, on the principal other U.S. national or regional securities exchange on which the Class A Common Shares (or such other security) are then listed or, if the Class A Common Shares (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Class A Common Shares (or such other security) are then traded and (ii) a Closing Price for the Class A Common Shares (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Class A Common Shares (or such other security) are not so listed or traded, “Trading Day” means a Business Day; and provided, further, that for purposes of determining any Average VWAP only, “Trading Day” means a day on which trading in the Class A Common Shares generally occurs on The Nasdaq Global Select Market or, if the Class A Common Shares are not then listed on The Nasdaq Global Select Market, on the principal other U.S. national or regional securities exchange on which the Class A Common Shares are then listed or, if the Class A Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Class A Common Shares are then listed or admitted for trading, except that if the Class A Common Shares are not so listed or admitted for trading, “Trading Day” means a Business Day.

“Trading Period” has the meaning set forth in Section 7(a).

“Transfer Agent” means the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series A Preferred Shares, and its successors and assigns. The Transfer Agent initially shall be American Stock Transfer and Trust Company, LLC (AST Financial).

“Trigger Event” has the meaning set forth in Section 11(a)(iii).

“Undesignated Shares” has the meaning set forth in the recitals hereto.

“unit of Reference Property” has the meaning set forth in Section 12(a).

“US$” or “USD” means the lawful money of the United States.

“USD to BRL Exchange Rate” means, as of any date of determination, the closing BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two Business Days, as reported by the Banco Central do Brasil (Central Bank of Brazil) through its website (www.bcb.gov.br; see “Cotações e boletins”) by approximately 1:15 p.m., São Paulo time, on such determination date (the “BRL PTAX”). In the event that the BRL PTAX is not available, then the rate shall be determined by the Company in a manner that it deems commercially reasonable.

“Valuation Period” has the meaning set forth in Section 11(a)(iii).

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%”, the calculation of which shall exclude nominal amounts of the voting power of shares of Capital Stock or other interests in the relevant Subsidiary not held by such person to the extent required to satisfy local minority interest requirements outside of the United States.

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Section 4.        Dividends.

(a)          Holders shall be entitled to receive dividends of the type and in the amount determined as set forth in this Section 4 (such dividends, “Dividends”).

(b)          Accumulation of Dividends. Dividends on each Series A Preferred Share (i) shall accumulate on each Brazil Business Day from and including the Issuance Date of such share, whether or not declared and whether or not the Company has assets legally available to make payment thereof, at a rate equal to the Dividend Rate as further specified in this Section 4(b) and (ii) shall be payable quarterly in arrears, if, as and when authorized by the Board and declared by the Company, to the extent not prohibited by law, on each Dividend Payment Date, commencing on the first Dividend Payment Date following the Issuance Date of such share. The amount of Dividends accumulating with respect to any Series A Preferred Share for any Brazil Business Day shall be determined by dividing (x) the Implied Quarterly Dividend Amount as of such day by (y) the actual number of Brazil Business Days in the Dividend Payment Period in which such day falls; provided that if during any Dividend Payment Period any Accumulated Dividends in respect of one or more prior Dividend Payment Periods are paid, then after the date of such payment the amount of Dividends accruing with respect to any Series A Preferred Share for any Brazil Business Day shall be determined by dividing (x) the Implied Quarterly Dividend Amount (recalculated to take into account such payment of Accumulated Dividends) by (y) the actual number of Brazil Business Days in such Dividend Payment Period. The amount of Dividends payable with respect to any Series A Preferred Share for any Dividend Payment Period shall equal the sum of the daily Dividend amounts accumulated in accordance with the prior sentence of this Section 4(b) with respect to such share during such Dividend Payment Period. For the avoidance of doubt, for any Series A Preferred Share with an Issuance Date that is not a Dividend Payment Date, the amount of Dividends payable with respect to the initial Dividend Payment Period for such share shall equal the product of (A) the daily accumulation determined as specified in the prior sentence, assuming a full Dividend Payment Period in accordance with the definition of such term, and (B) the number of days from (and including) such Issuance Date to (but excluding) the next Dividend Payment Date.

(c)          Payment of Dividend. With respect to any Dividend Payment Date, the Company will pay, to the extent permitted by applicable law, Dividends in the form of, in the Company’s sole discretion, (i) cash (any Dividend or portion of a Dividend paid in such cash, a “Cash Dividend”), if, as and when authorized by the Board and declared by the Company, (ii) as a dividend in kind, additional duly authorized, validly issued and fully paid and nonassessable Series A Preferred Shares (any Dividend or portion of a Dividend paid in the manner provided in this clause, a “PIK Dividend”) having value (as determined in accordance with the immediately following sentence) equal to the amount of Accumulated Dividends during such Dividend Payment Period or (iii) through a combination of either of the foregoing; provided that (A) Cash Dividend payments shall be aggregated per Holder and shall be made to the nearest cent (with each of R$.005 and US$.005 being rounded upward), (B) if the Company pays a PIK Dividend, no fractional Series A Preferred Shares shall be issued to any Holder (after taking into account all Series A Preferred Shares held by such Holder) and in lieu of any such fractional share, the Company shall pay to such Holder, at the Company’s option, either (1) an amount in cash equal to the applicable fraction of a Series A Preferred Share multiplied by the Liquidation Preference per Series A Preferred Shares or (2) one additional whole Series A Preferred Share, (C) with respect to any Dividend Payment Date where the Company pays a combination of a PIK Dividend and a Cash Dividend, the proportion of a Dividend paid to any Holder that consists of a PIK Dividend (the “PIK Dividend Ratio”) shall be the same as the PIK Dividend Ratio with respect to each Dividend paid to each other Holder that receives a Dividend on such Dividend Payment Date and (D) the Company shall not pay PIK Dividends once it has paid an aggregate of PIK Dividends such that the aggregate of all Series A Preferred Shares issued on the Original Issue Date and paid as PIK Dividends would, if each such share remained outstanding at such time, be convertible at the then-current Conversion Rate into an aggregate of 18,631,245 Class A Common Shares (as reduced by (x) the number of Class A Common Shares delivered as payment of any Redemption Price pursuant to Section 10(b) and (y) the number of any Class A Common Shares delivered as payment of Accumulated Dividends upon Optional Conversion pursuant to Section 6(a) or Mandatory Conversion pursuant to Section 7(a), and subject to adjustment in the same manner and at the same time as the Conversion Rate as set forth in Section 11). In the event that the Company pays a PIK Dividend, each Series A Preferred Share paid in connection therewith shall have a deemed value for such purpose equal to the Liquidation Preference per Series A Preferred Share, and the number of additional Series A Preferred Shares issuable to Holders in connection with the payment of a PIK Dividend will be, with respect to each Series A Preferred Share, and without limiting the foregoing proviso concerning fractional shares, the number (or fraction) obtained from the quotient of (1) the value (as determined in accordance with this Section 4(c)) of the applicable PIK Dividend per Series A Preferred Share divided by (2) the Liquidation Preference per Series A Preferred Share. Accumulated Dividends in respect of any prior Dividend Payment Periods may be paid on any date (whether or not such date is a Dividend Payment Date) if, as and when authorized by the Board, as declared by the Company.

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(d)          Arrearages. Dividends shall accumulate from the most recent date through which Dividends shall have been paid, or, if no Dividends have been paid on a Series A Preferred Share, from the Issuance Date of such share.

(e)          Record Date. Dividends shall be paid pro rata to the Holders of Series A Preferred Shares entitled thereto. The record date for payment of Dividends that are declared and paid on any relevant Dividend Payment Date will be the close of business on the fifteenth (15th) day of the calendar month immediately preceding the calendar month which contains the relevant Dividend Payment Date (each, a “Dividend Record Date”), and the record date for payment of any Accumulated Dividends that were not declared and paid on any relevant Dividend Payment Date will be the close of business on the date that is established by the Board as such, which will not be more than forty-five (45) days prior to the date on which such Dividends are paid (each, an “Accumulated Dividend Record Date”), in each case whether or not such day is a Business Day.

(f)          Priority of Dividends. So long as any Series A Preferred Shares remain outstanding (unless full Dividends on all outstanding Series A Preferred Shares have been declared and paid for all prior Dividend Payment Periods, or have been or contemporaneously are declared and a sum (for the avoidance of doubt, either in cash or in kind in accordance with Section 4(c) above) sufficient for the payment of those Dividends has been or is set aside for the benefit of the Holders), the Company may not declare any dividend on, or make any distributions relating to, Junior Stock or Parity Stock, or redeem, purchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to, any Junior Stock or Parity Stock, other than:

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(i)       purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of current or former employees, officers, directors, consultants or independent contractors;

(ii)       purchases of Junior Stock through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock;

(ii)       as a result of an exchange or conversion of Series A Preferred Shares or any class or series of Parity Stock or Junior Stock for any other class or series of Parity Stock (in the case of Parity Stock) or Junior Stock (in the case of Parity Stock or Junior Stock);

(iv)       purchases of fractional interests in shares of Parity Stock or Junior Stock pursuant to the conversion or exchange provisions of such Series A Preferred Shares, Parity Stock or Junior Stock or the security being converted or exchanged;

(v)       payment of any dividends in respect of Junior Stock where the dividend is in the form of the same stock or rights to purchase the same stock as that on which the dividend is being paid;

(vi)       distributions of Junior Stock or rights to purchase Junior Stock; or

(vii)       any dividend in connection with the implementation of a shareholders’ rights or similar plan, or the redemption or repurchase of any rights under any such plan.

Notwithstanding the foregoing, for so long as any Series A Preferred Shares remain outstanding, if dividends are not declared and paid in full upon the Series A Preferred Shares and any Parity Stock, all dividends declared upon Series A Preferred Shares and any Parity Stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that all accumulated and unpaid dividends as of the end of the most recent Dividend Payment Period per Series A Preferred Share and accumulated and unpaid dividends as of the end of the most recent dividend period per share of any Parity Stock bear to each other.

Subject to the provisions of this Section 4, dividends may be authorized by the Board and declared and paid by the Company on any Junior Stock and Parity Stock from time to time, subject to Section 4(g).

(g)          Participating Dividends. In addition to Dividends accumulated under Section 4(b), Holders shall fully participate, on an as-converted basis, in any dividends declared and paid or distributions on Class A Common Shares as if the Series A Preferred Shares were converted pursuant to Section 6(a) into Class A Common Shares (without regard to any limitations on conversion) immediately prior to the Record Date for such dividend or distribution, at the Conversion Rate in effect on such Record Date (such dividend or other distribution on the Series A Preferred Shares, a “Participating Dividend”), as and when paid with respect to the Class A Common Shares and using the same Record Date as is used for the Class A Common Shares.

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(h)          Conversion Following a Record Date. If the Conversion Date for any Series A Preferred Shares is prior to the close of business on a Dividend Record Date or an Accumulated Dividend Record Date, the Holder of such shares will not be entitled to any dividend in respect of such Dividend Record Date or Accumulated Dividend Record Date, as applicable (for the avoidance of doubt, subject to Section 6(a) in respect of any Optional Conversion and Section 7(a) and Section 7(d) in respect of any Mandatory Conversion). If the Conversion Date for any Series A Preferred Shares is after a Dividend Record Date or an Accumulated Dividend Record Date, or after the Record Date for a Participating Dividend but prior to the corresponding payment date for such dividend, the Holder of such shares as of such Dividend Record Date or Accumulated Dividend Record Date or Record Date for such Participating Dividend, as applicable, shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the applicable Dividend Payment Date or payment date for such Participating Dividend.

Section 5.        Liquidation Rights.

(a)          Liquidation. In the event of any voluntary or involuntary liquidation or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per Series A Preferred Share equal to the greater of (i) the sum of (A) the Liquidation Preference plus (B) the Accumulated Dividends with respect to such Series A Preferred Share as of the date of such voluntary or involuntary liquidation or winding up of the affairs of the Company and (ii) the amount the Holder would have been entitled to receive had such Holder converted such Holder’s Series A Preferred Shares into Class A Common Shares at the Conversion Rate in effect immediately prior to such liquidation or winding up of the affairs of the Company. Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets. For the avoidance of doubt, each Holder shall have the right to convert such Holder’s Series A Preferred Shares pursuant to Section 6(a) prior to the effectiveness of any voluntary or involuntary liquidation or winding up of the affairs of the Company.

(b)          Partial Payment. If in connection with any distribution described in Section 5(a), the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders and the liquidating distributions payable to all holders of any Parity Stock, the amounts distributed to the Holders and to the holders of all such Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

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(c)          Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation or winding up of the affairs of the Company.

Section 6.        Optional Conversion By the Holders.

(a)          At any time each Holder shall have the right, at such Holder’s option, subject to the conversion procedures set forth in Section 8, to convert each of such Holder’s Series A Preferred Shares into (i) the number of Class A Common Shares equal to the Conversion Rate as of the applicable Conversion Date plus (ii) cash in lieu of fractional shares, if any, as provided by Section 11(j) plus (iii) the amount of Accumulated Dividends per Series A Preferred Share to, but excluding, the applicable Conversion Date, payable in cash or in Class A Common Shares, with each such Class A Common Share being valued for such purpose at the Average VWAP as of the relevant Conversion Date (an “Optional Conversion”); provided that no such Optional Conversion shall be permitted until the expiration or early termination of any applicable waiting period under the HSR Act with respect to any Optional Conversion of the Series A Preferred Shares; provided further that (x) if the applicable Conversion Date falls after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, the consideration as set forth in clause (iii) shall not be payable upon such Optional Conversion and the Company shall instead pay the full amount of Accumulated Dividends to Holders of record as of such Dividend Record Date out of funds legally available for such payment and (y) Class A Common Shares shall not be paid in respect of Accumulated Dividends as set forth in clause (iii) in an amount that would cause the Company to no longer be able to pay PIK Dividends in accordance with clause (D) of the proviso in the first sentence of Section 4(c). The right of Optional Conversion may be exercised as to all or any portion of such Holder’s Series A Preferred Shares from time to time; provided that, in each case, no right of Optional Conversion may be exercised by a Holder in respect of fewer than 1,000 Series A Preferred Shares (unless such Optional Conversion relates to all Series A Preferred Shares held by such Holder).

Section 7.        Mandatory Conversion By the Company.

(a)          At any time after the three (3)-year anniversary of the Original Issuance Date, if the Closing Price of the Class A Common Shares is greater than or equal to the Mandatory Conversion Price then in effect for at least twenty (20) Trading Days (whether or not consecutive) during any period of thirty (30) consecutive Trading Days with such period ending on, and including, the Trading Day immediately preceding the date of the Mandatory Conversion Notice (as defined below) (such thirty (30) consecutive Trading Day period, the “Trading Period”), the Company may, at the Company’s sole discretion, elect to convert (a “Mandatory Conversion”) all or any portion of the outstanding Series A Preferred Shares into Class A Common Shares (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a), the “Mandatory Conversion Date”). In the case of a Mandatory Conversion, each Series A Preferred Share then outstanding shall be converted into (i) the number of Class A Common Shares equal to the Conversion Rate as of the applicable Conversion Date plus (ii) cash in lieu of fractional shares, if any, as provided by Section 11(j) plus (iii) the amount of Accumulated Dividends per Series A Preferred Share to, but excluding, the applicable Conversion Date, payable in cash or in Class A Common Shares, with each such Class A Common Share being valued for such purpose at the Average VWAP as of the date of the relevant Mandatory Conversion Notice; provided that (x) if the applicable Conversion Date falls after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, the consideration as set forth in clause (iii) shall not be payable upon such Mandatory Conversion and the Company shall instead pay the full amount of Accumulated Dividends to Holders of record as of such Dividend Record Date out of funds legally available for such payment and (y) Class A Common Shares shall not be paid in respect of Accumulated Dividends as set forth in clause (iii) in an amount that would cause the Company to no longer be able to pay PIK Dividends in accordance with clause (D) of the proviso in the first sentence of Section 4(c).

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(b)          Mandatory Conversion Notice. If the Company elects to effect a Mandatory Conversion, the Company shall, on or prior to the Business Day following the completion of the applicable thirty (30) day Trading Period referred to in Section 7(a), provide notice of Mandatory Conversion to each Holder (such notice, a “Mandatory Conversion Notice”). For the avoidance of doubt, a Mandatory Conversion Notice does not limit a Holder’s right to convert on a Conversion Date prior to the Mandatory Conversion Date. The Mandatory Conversion Date selected by the Company shall be no less than ten (10) Business Days and no more than twenty (20) Business Days after the date on which the Company provides the Mandatory Conversion Notice to the Holders. The Mandatory Conversion Notice shall state, as appropriate:

(i)          the Mandatory Conversion Date selected by the Company; and

(ii)          the Conversion Rate as in effect on the Mandatory Conversion Date.

(c)          Partial Mandatory Conversion. In the event that the Mandatory Conversion is exercised with respect to Series A Preferred Shares representing less than all the Series A Preferred Shares outstanding at such time, the shares to be converted shall be converted by the Company on a pro rata basis based on the then-outstanding Series A Preferred Shares.

(d)          Dividend Make-Whole. If the Company elects a Mandatory Conversion Date occurring prior to the five (5)-year anniversary of the Original Issuance Date, on the date for delivery of the related consideration due upon such Mandatory Conversion as determined pursuant to Section 8, the Company shall also pay in cash to the converting Holder, for each Series A Preferred Share subject to such Mandatory Conversion, the sum of the Present Value of each scheduled quarterly Dividend that would have been paid on such Series A Preferred Share pursuant to Section 4(b) for each Dividend Payment Date occurring on or prior to such five (5)-year anniversary and with respect to which a Dividend Record Date has not occurred prior to the relevant Mandatory Conversion Date (calculated as of the relevant Mandatory Conversion Date and assuming, for the avoidance of doubt, that the Company elected to pay each such Dividend as a Cash Dividend).

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Section 8.        Conversion Procedures and Effect of Conversion.

(a)          Conversion Procedure. A Holder must do each of the following in order to exercise such Holder’s right to an Optional Conversion pursuant to Section 6(a):

(i)          in the case of an Optional Conversion, complete and manually sign an irrevocable conversion notice in the form attached to this Certificate of Designations as Exhibit B (the “Optional Conversion Notice”), and deliver such notice to the Company and the Conversion Agent;

(ii)          deliver to the Conversion Agent the certificate or certificates (if any) representing the Series A Preferred Shares to be converted;

(iii)          if required, furnish appropriate endorsements and transfer documents; and

(iv)          if required, pay any share transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 20.

The foregoing clauses (ii), (iii) and (iv) shall be conditions to the issuance of Class A Common Shares to the Holders in the event of a Mandatory Conversion pursuant to Section 7. The Company shall deliver (or cause to be delivered) the Class A Common Shares by book-entry or through the facilities of The Depository Trust Company; provided that delivery shall be through the facilities of The Depository Trust Company, subject to Section 27(b).

The “Conversion Date” means (A) with respect to an Optional Conversion, the date on which such Holder complies with the procedures in this Section 8(a) (including the satisfaction of all conditions to such Optional Conversion set forth in the Optional Conversion Notice) and (B) with respect to any Mandatory Conversion pursuant to Section 7(a), the Mandatory Conversion Date.

(b)          Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any Series A Preferred Shares, Dividends shall no longer accumulate or be declared on any such Series A Preferred Shares, and such Series A Preferred Shares shall cease to be outstanding.

(c)          Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Class A Common Shares and, to the extent applicable, cash, securities or other property issuable upon conversion of Series A Preferred Shares with respect to a Conversion Date shall be treated for all purposes as the record holder(s) of such Class A Common Shares and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than seven (7) Business Days thereafter), the Company shall issue the number of whole Class A Common Shares issuable upon conversion (and deliver payment of cash in lieu of fractional shares as set out in Section 11(j)) and, to the extent applicable, any cash, securities or other property issuable thereon or with respect thereto. Such delivery of Class A Common Shares, securities or other property shall be made, at the Company’s option, by book-entry, through the facilities of The Depository Trust Company or in certificated form; provided that delivery shall be through the facilities of The Depository Trust Company, if practicable, and subject to Section 27(b). Any such certificate or certificates shall be delivered by or on behalf of the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depository Trust Company, or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Optional Conversion Notice (in the case of a conversion pursuant to Section 6(a)) or in the records of the Company or as set forth in a notice from the Holder to the Company and the Conversion Agent, as applicable (in the case of a Mandatory Conversion). In the event that a Holder shall not by written notice designate the name in which Class A Common Shares (and payments of cash in lieu of fractional shares) and, to the extent applicable, cash, securities or other property to be delivered upon conversion of Series A Preferred Shares should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Company shall be entitled to register and deliver (or cause to be registered and delivered) such shares, securities or other property, and make or cause to be made such payment, in the name of the Holder and in the manner shown on the records of the Company.

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(d)          Status of Converted or Reacquired Shares. Series A Preferred Shares converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be cancelled promptly after the conversion or acquisition thereof. All such shares shall, upon their cancellation, become authorized but unissued shares of Capital Stock, without designation as to series until such shares are once more designated as part of a particular class or series by the Board pursuant to the provisions of the Articles.

(e)          Reservation of Class A Common Shares. The Company shall at all times reserve and keep available out of its authorized and unissued Class A Common Shares, solely for issuance upon a Conversion, such number of Class A Common Shares as shall from time to time be issuable upon a Conversion of all the Series A Preferred Shares then outstanding. Any Class A Common Shares issued upon a Conversion shall be duly authorized, validly issued, fully paid and nonassessable.

(f)          Listing of Class A Common Shares. The Company shall, if at any time the Class A Common Shares shall be listed on the Nasdaq or any other national securities exchange or automated quotation system, and if permitted by the rules of such exchange or automated quotation system, list and use its commercially reasonable efforts to keep listed, so long as the Class A Common Shares shall be so listed on such exchange or automated quotation system, all Class A Common Shares issuable upon conversion of, or issuable in respect of the payment of a Redemption Price on, the Series A Preferred Shares.

Section 9.        Change of Control.

(a)          Repurchase at Option of Holders Upon a Change of Control. (i) If a Change of Control occurs at any time, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase (a “Change of Control Repurchase”) all or any integral number of such Holder’s Series A Preferred Shares on the date (the “Change of Control Repurchase Date”) specified by the Company that is not less than five Business Days or more than fifteen (15) Business Days following the date of the Change of Control Company Notice, at the applicable Change of Control Repurchase Price, payable in cash out of funds legally available for such payment. The Change of Control Repurchase Date shall be subject to postponement to comply with applicable law.

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(ii)          Repurchases of Series A Preferred Shares under this Section 9(a) shall be made, at the option of the Holder thereof, upon:

(A)          delivery to the Company and the Conversion Agent by a Holder of a duly completed irrevocable notice (the “Change of Control Repurchase Notice”) in the form attached hereto as Exhibit C, on or before the close of business on the fifth (5th) Business Day immediately preceding the Change of Control Repurchase Date; and

(B)          delivery of the certificate or certificates (if any) representing the Series A Preferred Shares to be repurchased to the Conversion Agent at any time after delivery of the Change of Control Repurchase Notice (together with all necessary endorsements for transfer) at the office of the Conversion Agent, in each case such delivery being a condition to receipt by the Holder of the Change of Control Repurchase Price therefor.

The Change of Control Repurchase Notice in respect of any Series A Preferred Shares to be repurchased shall state:

(A)          in the case of definitive, certificated shares, the certificate numbers of the shares to be delivered for repurchase;

(B)          the number of shares to be repurchased, which must be an integer; and

(C)          that the shares are to be repurchased by the Company pursuant to the applicable provisions of this Certificate of Designations.

The Conversion Agent shall promptly notify the Company of the receipt by it of any Change of Control Repurchase Notice.

(iii)          On or before the fifth calendar day after the occurrence of the effective date of a Change of Control, the Company shall provide to all Holders and the Transfer Agent and Conversion Agent (in the case of a Conversion Agent other than the Transfer Agent) a written notice (the “Change of Control Company Notice”) of the occurrence of the effective date of the Change of Control and of the repurchase right at the option of the Holders arising as a result thereof. Such notice shall be delivered to the Holders as they appear in the records of the Company. Each Change of Control Company Notice shall specify:

(A)          the events causing the Change of Control;

(B)          the date of the Change of Control;

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(C)          the last date on which a Holder may exercise the repurchase right pursuant to this Section 9;

(D)          the Change of Control Repurchase Price (or the method of determining the Change of Control Repurchase Price if not yet specifically determinable);

(E)          the Change of Control Repurchase Date;

(F)          the name and address of the Transfer Agent and the Conversion Agent;

(G)          the current Conversion Rate and any adjustments to the Conversion Rate;

(H)          that the Series A Preferred Shares with respect to which a Change of Control Repurchase Notice has been delivered by a Holder may no longer be converted; and

(I)          the procedures that Holders must follow to require the Company to repurchase their Series A Preferred Shares.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of Series A Preferred Shares pursuant to this Section 9(a).

(iv)          To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 9 relating to the Company’s obligation to repurchase the Series A Preferred Shares upon a Change of Control, the Company shall use its reasonable best efforts to effect such repurchase in accordance with this Certificate of Designations in a manner that complies with the applicable securities laws and regulations. The Company shall not be deemed to have breached its obligations under such provisions of this Section 9 by virtue of such conflict.

(v)          Notwithstanding the foregoing, the Company shall not be required to purchase, or to make an offer to purchase, any Series A Preferred Shares upon a Change of Control if a third party makes such an offer in the same manner, at the same time, at the same price and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 9 and such third party purchases all Series A Preferred Shares properly surrendered under its offer in the same manner, at the same time, at the same price and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 9.

(b)          Satisfaction of Change of Control Repurchase Price. (i) Subject to receipt of funds by the Conversion Agent, payment for shares surrendered for repurchase prior to the close of business on the fifth (5th) Business Day immediately preceding the Change of Control Repurchase Date will be made on the later of (x) the relevant Change of Control Repurchase Date (provided the Holder has satisfied the conditions in Section 9(a)) and (y) the time the delivery of such share to the Conversion Agent by the Holder thereof in the manner required by Section 9(a). Any cash payable on the Change of Control Repurchase Date shall be paid in USD in accordance with Section 29.

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(ii)          Until a Series A Preferred Share with respect to which the Holder has duly elected the Change of Control Repurchase is purchased by the payment in full (or the deposit with the Conversion Agent) of the applicable Change of Control Repurchase Price, such Series A Preferred Share will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein; provided that no such Series A Preferred Shares with respect to which the Holder has elected the Change of Control Repurchase may be converted into Class A Common Shares. Upon payment in full (or the deposit with the Conversion Agent) of the applicable Change of Control Repurchase Price in respect of any Series A Preferred Shares subject to a Change of Control Repurchase, such Series A Preferred Shares will cease to be entitled to any dividends that may thereafter be payable on the Series A Preferred Shares, such Series A Preferred Shares will no longer be deemed to be outstanding for any purpose and all rights (except the right to receive the Change of Control Repurchase Price) of the Holder of such Series A Preferred Shares shall cease and terminate with respect to such Series A Preferred Shares.

(iii)          Upon surrender of a certificate representing a number of Series A Preferred Shares greater than the number of shares to be repurchased pursuant to Section 9(a), the Company shall execute and the Transfer Agent shall countersign and deliver to the Holder a new certificate for a number of Series A Preferred Shares equal to the unrepurchased portion of the certificate surrendered.

Section 10.     Redemption.

(a)          Redemption at the Option of the Company or the Holder.

(i)          At any time on or after the seven (7)-year anniversary of the Original Issuance Date, the Company shall have the right (the “Company Redemption Right”) to redeem, in whole or, from time to time in part, the Series A Preferred Shares of any Holder outstanding at such time at a redemption price equal to (A) the sum of (x) the Liquidation Preference of the Series A Preferred Shares to be redeemed plus (y) the Accumulated Dividends with respect to such Series A Preferred Share to, but excluding, the applicable Redemption Date (unless the applicable Redemption Date falls after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, in which case the Company shall instead pay the full amount of Accumulated Dividends to Holders of record as of such Dividend Record Date out of funds legally available for such payment and the Redemption Price shall not include such Accumulated Dividends), multiplied by (B) 105% (such price, the “Redemption Price”), payable as described in Section 10(b). Notwithstanding the foregoing, the Company will not exercise the Company Redemption Right, or otherwise send a Notice of Company Redemption in respect of the redemption of, any Series A Preferred Shares pursuant to this Section 10(a) unless the Company has sufficient funds legally available to fully pay the Redemption Price (or portion thereof to be paid in cash) in respect of all Series A Preferred Shares called for redemption. If fewer than all of the Series A Preferred Shares then outstanding are to be redeemed pursuant to this Section 10(a), then such redemption shall occur on a pro rata basis with respect to all Holders based on the total number of Series A Preferred Shares then held by such Holder relative to the total number of Series A Preferred Shares then outstanding.

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(ii)          At any time on or after the five (5)-year anniversary of the Original Issuance Date, each Holder shall have the right to deliver a notice to the Company to cause the Company to redeem all or any of the Series A Preferred Shares held by such Holder outstanding at such time at the Redemption Price (the “Holder Redemption Right”), payable as described in Section 10(b). To exercise the Holder Redemption Right, a Holder must deliver to the Company and the Conversion Agent a duly completed irrevocable notice (a “Holder Redemption Request”) in the form attached hereto as Exhibit D, specifying the certificate number(s) of the Series A Preferred Shares to be redeemed (if applicable), the whole number of Series A Preferred Shares to be redeemed, and that the Holder is requesting an exercise of the Holder Redemption Right with respect thereto.

(iii)          To exercise the Company Redemption Right pursuant to this Section 10(a), the Company shall deliver written notice thereof (a “Notice of Company Redemption”) to the Holders and the Transfer Agent at least ten (10) days prior to the date designated therein for such redemption (the “Company Redemption Date”). Within fifteen (15) Business Days following the Company’s receipt of a Holder Redemption Request pursuant to this Section 10(a), the Company shall deliver written notice (a “Notice of Holder Redemption”) of the redemption of the Series A Preferred Shares specified in such Holder Redemption Request to the Holder(s) delivering such Holder Redemption Request and the Transfer Agent at least ten (10) days prior to the date designated therein for such redemption (the “Holder Redemption Date”). Each Notice of Redemption shall contain instructions whereby Holders will surrender to the Transfer Agent all Series A Preferred Shares specified to be redeemed by the Company, the method by which the Company has elected to settle such redemption in accordance with Section 10(b), and the amount of cash and/or Class A Common Shares comprising the Redemption Price.

(iv)          From and after the Redemption Date, with respect to any Series A Preferred Shares specified to be redeemed by the Company and which has been redeemed in accordance with the provisions of this Section 10(a), or for which the Company has deposited an amount in cash and/or Class A Common Shares sufficient to satisfy the Redemption Price in respect of such share with the Transfer Agent, then (i) Dividends shall cease to accumulate on such share, (ii) such share shall no longer be deemed outstanding and (iii) all rights (except the right to receive the applicable Redemption Price) with respect to such share shall cease and terminate. Notwithstanding the preceding sentence, if the Redemption Date occurs after the Record Date for a Participating Dividend but prior to the corresponding payment date for such Participating Dividend, the Holder as of such Record Date of any Series A Preferred Shares to be redeemed shall be entitled to receive such Participating Dividend, notwithstanding the redemption of such shares prior to the applicable payment date for such Participating Dividend.

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(v)          A Notice of Company Redemption does not limit a Holder’s right to effect an Optional Conversion on a Conversion Date prior to the relevant Redemption Date. No Series A Preferred Shares with respect to which the Holder has delivered a Holder Redemption Request may be converted into Class A Common Shares.

(b)          Satisfaction of Redemption Price.

(i)          The Company shall satisfy each Redemption Price in cash in accordance with Section 29 to each Holder that has complied with the instructions set forth in the relevant Notice of Redemption, in an amount equal to the Redemption Price of the Series A Preferred Shares in respect of which such Holder has complied with such instructions in accordance herewith; provided that the Company shall have the right, in its sole discretion and by written notice included in the relevant Notice of Redemption, to satisfy all or any portion of the Redemption Price by delivery of Class A Common Shares, with each such Class A Common Share being valued for such purpose at the Average VWAP as of the relevant Redemption Notice Date multiplied by 97%; provided further that (x) in no event shall any Redemption Price per Series A Preferred Share be satisfied in Class A Common Shares in a number in excess of 124.2083 Class A Common Shares (subject to adjustment in the same manner and at the same time as the Conversion Rate as set forth in Section 11), (y) in no event shall the aggregate number of Class A Common Shares delivered in respect of any Redemption Price hereunder exceed 18,631,245 Class A Common Shares (as reduced by (1) the aggregate number of Class A Common Shares into which all Series A Preferred Shares issued on the Original Issue Date and paid as PIK Dividends would, if each such share remained outstanding at such time, be convertible into at the then-current Conversion Rate and (2) the number of any Class A Common Shares delivered as payment of Accumulated Dividends upon Optional Conversion pursuant to Section 6(a) or Mandatory Conversion pursuant to Section 7(a), and subject to adjustment in the same manner and at the same time as the Conversion Rate as set forth in Section 11) and (z) the Company may only elect to satisfy the applicable Redemption Price through delivery of Class A Common Shares if the Class A Common Shares are listed on a national securities exchange as of the applicable Redemption Notice Date.

(ii)          Subject to receipt of funds and/or Class A Common Shares, as applicable, by the Conversion Agent, payment for shares surrendered for Redemption will be made on the later of (x) the relevant Redemption Date and (y) the time of book-entry transfer or the delivery of such share to the Conversion Agent by the Holder thereof. Such delivery of Class A Common Shares, securities or other property shall be made, at the Company’s option, by book-entry, through the facilities of The Depository Trust Company or in certificated form; provided that delivery shall be through the facilities of The Depository Trust Company, if practicable, and subject to Section 27(b). Any such certificate or certificates shall be delivered by or on behalf of the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depository Trust Company, or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the records of the Company or as set forth in a notice from the Holder to the Company and the Conversion Agent. In the event that a Holder shall not by written notice designate the name in which Class A Common Shares should be registered, or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver (or cause to be registered and delivered) such shares in the name of the Holder and in the manner shown on the records of the Company.

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(iii)          The person or persons entitled to receive the Class A Common Shares issuable upon a Redemption, if any, shall be treated for all purposes as the record holder(s) of such Class A Common Shares as of the close of business on the applicable Redemption Notice Date.

(c)          Partial Redemption. In the event that a Redemption is effected with respect to Series A Preferred Shares representing less than all the Series A Preferred Shares held by a Holder, upon such Redemption, the Company shall execute and the Transfer Agent shall countersign and deliver to such Holder, at the expense of the Company, a certificate representing the Series A Preferred Shares held by the Holder as to which a Redemption was not effected (or book-entry interests representing such shares).

(d)          Status of Redeemed Shares. Series A Preferred Shares that are redeemed, repurchased or otherwise acquired by the Company shall revert to authorized but unissued shares of Capital Stock without designation as to class or series.

Section 11.     Anti-Dilution Adjustments.

(a)          Adjustments. The Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Rate if the Holders of the Series A Preferred Shares participate (pursuant to Section 4(g) or otherwise), at the same time and upon the same terms as holders of Class A Common Shares and solely as a result of holding Series A Preferred Shares, in any transaction described in this Section 11(a), without having to convert their Series A Preferred Shares, as if the respective Holders held such whole number of Class A Common Shares into which the number of Series A Preferred Shares held by such respective Holders are then convertible pursuant to Section 6(a) (without regard to any limitations on conversion):

(i)          If the Company issues Class A Common Shares as a dividend or distribution on the Class A Common Shares, or if the Company effects a share split, share combination or reclassification of the Class A Common Shares into a greater or lesser number of shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the close of business on the Record Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;
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CR'	= the Conversion Rate in effect immediately after the close of business on such Record Date or immediately after the open of business on such Effective Date, as applicable;
OS0	= the number of Class A Common Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the open of business on such Effective Date, as applicable (before giving effect to any such dividend, distribution, split or combination); and
OS'	= the number of Class A Common Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 11(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 11(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(ii)          If the Company issues to all or substantially all holders of the Class A Common Shares any rights, options or warrants (other than pursuant to a shareholder rights plan) entitling them, for a period of not more than 60 calendar days after the announcement date of such issuance, to subscribe for or purchase Class A Common Shares at a price per share that is less than the average of the Closing Prices of the Class A Common Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the close of business on the Record Date for such issuance;
CR'	= the Conversion Rate in effect immediately after the close of business on such Record Date;

OS0	= the number of Class A Common Shares outstanding immediately prior to the close of business on such Record Date;
X	= the total number of Class A Common Shares issuable pursuant to such rights, options or warrants; and
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Y	= the number of Class A Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 11(a)(ii) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. To the extent that Class A Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Common Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such issuance had not occurred.

For purposes of this Section 11(a)(ii), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Class A Common Shares at less than such average of the Closing Prices of the Class A Common Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Class A Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company.

(iii)          If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Class A Common Shares, excluding (A) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 11(a)(i) or Section 11(a)(ii), (B) dividends or distributions paid exclusively in cash as to which the provisions set forth in Section 11(a)(iv) shall apply, (C) distributions of Reference Property in exchange for, or upon conversion of, Class A Common Shares in a Reorganization Event, (D) except as otherwise provided in Section 11(h), rights issued pursuant to any shareholder rights plan of the Company then in effect and (E) Spin-Offs as to which the provisions set forth below in this Section 11(a)(iii) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

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CR'	= the Conversion Rate in effect immediately after the close of business on such Record Date;
SP0	= the average of the Closing Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and
FMV	= the fair market value (as determined by the Company) of the Distributed Property with respect to each outstanding Class A Common Share on the Record Date for such distribution.

Any increase made under the portion of this Section 11(a)(iii) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, in respect of each Series A Preferred Share, at the same time and upon the same terms as holders of the Class A Common Shares receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of Class A Common Shares equal to the Conversion Rate in effect on the Record Date for the distribution.

With respect to an adjustment pursuant to this Section 11(a)(iii) where there has been a payment of a dividend or other distribution on the Class A Common Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on any national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the end of the Valuation Period;
CR'	= the Conversion Rate in effect immediately after the end of the Valuation Period;
FMV0	= the average of the Closing Prices of the Capital Stock or similar equity interest distributed to holders of the Class A Common Shares applicable to one Class A Common Share (determined by reference to the definition of Closing Price as if references therein to Class A Common Shares were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and
MP0	= the average of the Closing Prices of the Class A Common Shares over the Valuation Period.
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The increase to the Conversion Rate under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that in respect of any conversion of Series A Preferred Shares, if the relevant Conversion Date occurs during the Valuation Period, references to “10” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 11(a)(iii) (and subject in all respect to Section 11(h)), rights, options or warrants distributed by the Company to all holders of the Class A Common Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Class A Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Class A Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Class A Common Shares, shall be deemed not to have been distributed for purposes of this Section 11(a)(iii) (and no adjustment to the Conversion Rate under this Section 11(a)(iii) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 11(a)(iii). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Certificate of Designations, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 11(a)(iii) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Class A Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Class A Common Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 11(a)(i), Section 11(a)(ii) and this Section 11(a)(iii), if any dividend or distribution to which this Section 11(a)(iii) is applicable also includes one or both of:

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(A)       a dividend or distribution of Class A Common Shares to which Section 11(a)(i) is applicable (the “Clause I Distribution”); or

(B)       a dividend or distribution of rights, options or warrants to which Section 11(a)(ii) is applicable (the “Clause II Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause I Distribution and the Clause II Distribution, shall be deemed to be a dividend or distribution to which this Section 11(a)(iii) is applicable (the “Clause III Distribution”) and any Conversion Rate adjustment required by this Section 11(a)(iii) with respect to such Clause III Distribution shall then be made, and (2) the Clause I Distribution and Clause II Distribution shall be deemed to immediately follow the Clause III Distribution and any Conversion Rate adjustment required by Section 11(a)(i) and Section 11(a)(ii) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause I Distribution and the Clause II Distribution shall be deemed to be the Record Date of the Clause III Distribution and (II) any Class A Common Shares included in the Clause I Distribution or Clause II Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date or immediately after the open of business on such effective date, as applicable” within the meaning of Section 11(a)(i) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 11(a)(ii).

(iv)          If any cash dividend or distribution is made to all or substantially all holders of the Class A Common Shares the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;
CR'	= the Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution;
SP0	= the Closing Price of the Class A Common Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and
C	= the amount in cash per share the Company distributes to all or substantially all holders of the Class A Common Shares.

Any increase pursuant to this Section 11(a)(iv) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

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Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Series A Preferred Share, at the same time and upon the same terms as holders of Class A Common Shares, the amount of cash that such Holder would have received if such Holder owned a number of Class A Common Shares equal to the Conversion Rate on the Record Date for such cash dividend or distribution.

(v)          If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Class A Common Shares that is subject to the then-applicable tender offer rules under the Exchange Act (other than any odd-lot tender offer), to the extent that the cash and value of any other consideration included in the payment per Class A Common Share exceeds the average of the Closing Prices of the Class A Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,

CR0	= the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
CR'	= the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;
AC	= the aggregate value of all cash and any other consideration (as determined by the Company) paid or payable for Class A Common Shares validly tendered or exchanged and not withdrawn in such tender or exchange offer as of the date such tender or exchange offer expires;
OS0	= the number of Class A Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Class A Common Shares accepted for purchase or exchange in such tender or exchange offer);
OS'	= the number of Class A Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Class A Common Shares accepted for purchase or exchange in such tender or exchange offer); and
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SP'	= the average of the Closing Prices of the Class A Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 11(a)(v) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion of Series A Preferred Shares, if the relevant Conversion Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date that such tender or exchange offer expires to, and including, the Conversion Date in determining the Conversion Rate.

If the Company or one of its Subsidiaries is obligated to purchase Class A Common Shares pursuant to any such tender or exchange offer described in this Section 11(a)(v) but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the Conversion Rate shall be readjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that have been made.

(b)          Voluntary Adjustments. In addition to those adjustments required by clause (a) of this Section 11, and subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Company in good faith determines that such increase would be in the Company’s best interest. In addition, subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Class A Common Shares or rights to purchase Class A Common Shares in connection with a dividend or distribution of Class A Common Shares (or rights to acquire Class A Common Shares) or similar event. Whenever the Conversion Rate is increased pursuant to either of the preceding two sentences, the Company shall deliver to the Holder of each Series A Preferred Share a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(c)          Calculation of Adjustments. All adjustments to the Conversion Rate shall be calculated by the Company to the nearest 1/10,000th of one Class A Common Share (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment to the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent of the Conversion Rate; provided, however, that any such adjustment that is not required to be made will be carried forward and taken into account in any subsequent adjustment; provided, further, that any such adjustment of less than one percent that has not been made will be made upon any Conversion Date or redemption or repurchase date.

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(d)          When No Adjustment Required.

(i)          Except as otherwise provided in this Section 11, the Conversion Rate will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares or carrying the right to purchase any of the foregoing, or for the repurchase of Common Shares.

(ii)          Except as otherwise provided in this Section 11, the Conversion Rate will not be adjusted as a result of the issuance of, the distribution of separate certificates representing, the exercise or redemption of, or the termination or invalidation of, rights pursuant to any stockholder rights plans.

(iii)          No adjustment to the Conversion Rate will be made:

(A)          upon the issuance of any Class A Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Class A Common Shares under any plan;

(B)          upon the issuance of any Class A Common Shares or options or rights to purchase such shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs, including, without limitation, any share incentive plan of the Company;

(C)          upon the issuance of any Class A Common Shares pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security, including the Series A Preferred Shares;

(D)          upon the repurchase of any Class A Common Shares pursuant to an open-market repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 11(a)(v);

(E)          for dividends or distributions declared and paid to holders of Class A Common Shares to the extent the Holders participate pursuant to Section 4(g);

(F)          for accumulated and unpaid dividends, if any; or

(G)          for a change in the par value of the Class A Common Shares.

(e)          Treasury Shares. For purposes of this Section 11, the number of Class A Common Shares at any time outstanding shall not include Class A Common Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Class A Common Shares held in the treasury of the Company, but shall include Class A Common Shares issuable in respect of scrip certificates issued in lieu of fractions of Class A Common Shares.

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(f)          Notice of Adjustments. Whenever the Conversion Rate is adjusted as provided under this Section 11, the Company shall promptly following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, promptly after becoming so aware):

(i)          compute the adjusted applicable Conversion Rate in accordance with this Section 11 and prepare and transmit to the Conversion Agent an Officer’s Certificate setting forth the applicable Conversion Rate, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii)          provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Rate was determined and setting forth the adjusted applicable Conversion Rate.

(g)          Adjustments of Prices. Whenever any provision of this Certificate of Designations requires the Company to calculate the Closing Prices or the Daily VWAPs over a span of multiple days, the Company shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Record Date, Ex-Dividend Date, Effective Date or expiration date, as the case may be, of the event occurs, at any time during the period when the Closing Prices or the Daily VWAPs are to be calculated.

(h)          Rights Plan. If the Company has a shareholder rights plan in effect upon conversion of the Series A Preferred Shares, each Class A Common Share, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Class A Common Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Series A Preferred Shares, the rights have separated from the Class A Common Shares in accordance with the provisions of the applicable shareholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Class A Common Shares Distributed Property as provided in Section 11(a)(iii), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(i)          Conversion Agent. The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the Conversion Rate or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officer’s Certificate delivered pursuant to Section 11(f)(i) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Class A Common Shares, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Shares and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Company to issue, transfer or deliver any Class A Common Shares pursuant to the conversion of Series A Preferred Shares or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 11.

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(j)          Fractional Shares. No fractional Class A Common Shares will be delivered to the Holders upon conversion or Redemption. In lieu of fractional shares otherwise issuable, the Holders will be entitled to receive, at the Company’s sole discretion, either (i) an amount in cash equal to the fraction of a Class A Common Share multiplied by the Closing Price of the Class A Common Shares on the Trading Day immediately preceding the applicable Conversion Date or Redemption Date or (ii) one additional whole Class A Common Share. In order to determine whether the number of Class A Common Shares to be delivered to a Holder upon the conversion or Redemption of such Holder’s Series A Preferred Shares will include a fractional share, such determination shall be based on the aggregate number of Series A Preferred Shares of such Holder that are being converted or redeemed.

Section 12.     Adjustment for Reorganization Events.

(a)          Reorganization Events. In the case of:

(i)          any recapitalization, reclassification or change of the Class A Common Shares (other than changes resulting from a subdivision or combination),

(ii)          any consolidation, merger, combination or similar transaction involving the Company,

(iii)          any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety or

(iv)          any statutory share exchange,

in each case, as a result of which the Class A Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Reorganization Event”), then, at and after the effective time of such Reorganization Event, the right to convert each Series A Preferred Share at the Conversion Rate shall be changed into a right to convert such share into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Class A Common Shares equal to the Conversion Rate immediately prior to such Reorganization Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Class A Common Share is entitled to receive) upon such Reorganization Event; provided, however, that at and after the effective time of the Reorganization Event (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon any Redemption in accordance with Section 10(b) and any Class A Common Shares otherwise deliverable shall instead be deliverable in Reference Property, (B) the number of Class A Common Shares otherwise deliverable upon conversion of the Series A Preferred Shares in accordance with Section 6 and Section 7 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Class A Common Shares would have received in such Reorganization Event and (C) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

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If the Reorganization Event causes the Class A Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Series A Preferred Shares will be convertible (or with which the Company may satisfy its obligation with respect to any Redemption Price) shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Class A Common Shares, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Class A Common Share. The Company shall notify Holders, the Transfer Agent and the Conversion Agent (if other than the Transfer Agent) of such weighted average as soon as practicable after such determination is made.

(b)          Successive Reorganization Events. The foregoing provisions of this Section 12 shall similarly apply to successive Reorganization Events and the provisions of Section 11 shall apply to any shares of Capital Stock comprising the Reference Property in any such Reorganization Event.

(c)          Reorganization Event Notice. The Company (or any successor) shall, on or prior to the later of (i) the thirtieth (30th) calendar day prior to the anticipated effective date of any Reorganization Event and (ii) the fifth (5th) Business Day following the Company’s public announcement of such Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes (or is expected to constitute) the Reference Property.

(d)          Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless (i) such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Shares into the Reference Property in a manner that is consistent with and gives effect to this Section, and (ii) to the extent that the Company is not the surviving Person in such Reorganization Event or will be wound up in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Series A Preferred Shares into equity of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event.

Section 13.     Voting Rights.

(a)          General. Holders shall not have any voting rights except as set forth in this Section 13 or as otherwise from time to time specifically required by the Companies Law. This Certificate of Designations may be amended with the consent of the Holders as set forth in Section 4.11(a) of the Articles; provided that without the consent of any Holder, the Company may amend, alter, supplement, or repeal any terms of the Series A Preferred Shares for the following purposes: (i) to cure any ambiguity, defect, inconsistency or mistake, or to correct or supplement any provision contained in this Certificate of Designations establishing the terms of the Series A Preferred Shares that may be defective or inconsistent with any other provision contained in this Certificate of Designations, so long as such action does not adversely affect the special rights, preferences, privileges or voting powers of the Series A Preferred Shares; (ii) so long as such action does not adversely affect the special rights, preferences, privileges or voting powers of the Series A Preferred Shares, and limitations and restrictions thereof, to make such other provisions in regard to matters or questions relating to the Series A Preferred Shares that is not inconsistent with the provisions of this Certificate of Designations; or (iii) to waive any of the Company’s rights with respect thereto.

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(b)          Adverse Changes. So long as any Series A Preferred Shares are outstanding, the vote or consent of the Holders of at least a majority of the Series A Preferred Shares outstanding at such time, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions, whether or not such approval is required pursuant to the Companies Law:

(i)          any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provision of the Articles (not including, for the avoidance of doubt, this Certificate of Designations) in a manner materially adverse to the rights, preferences, privileges or voting power of the Series A Preferred Shares;

(ii)          any amendment or alteration (whether by merger, consolidation or otherwise) of, or any supplement (whether by a certificate of designations or otherwise) to, the Articles or any provision thereof, or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue, any Senior Stock or any other class or series of Capital Stock of the Company ranking senior to the Series A Preferred Shares as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation or winding up of the affairs of the Company; and

(iii)          any increase in the authorized number of Series A Preferred Shares or issuance of Series A Preferred Shares after the Original Issuance Date other than (i) shares issued as PIK Dividends with respect to Series A Preferred Shares that were issued on the Original Issuance Date or (ii) successive issuances of PIK Dividends with respect to Series A Preferred Shares that were issued under the preceding clause (i) or this clause (ii);

provided, however, that (A) with respect to the occurrence of any of the events set forth in clause (i) of this Section 13(b) by way of a Reorganization Event, so long as (1) Series A Preferred Shares remain outstanding with the terms thereof materially unchanged, or (2) the Holders receive equity securities with rights, preferences, privileges and voting power substantially the same or more favorable as those of the Series A Preferred Shares, then the occurrence of such event shall not be deemed to adversely affect such rights, preferences, privileges or voting power of the Series A Preferred Shares, and in such case such Holders shall not have any voting rights with respect to the occurrence of any of the events set forth in clause (i) of this Section 13(b) and (B) the authorization or creation of, or the increase in the number of authorized or issued shares of, or any securities convertible into shares of, or the reclassification of any security (other than the Series A Preferred Shares) into, or the issuance of, Parity Stock or Junior Stock will not require the vote the Holders.

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(c)          Each Holder will have one vote per share on any matter on which Holders are entitled to vote separately as a class, whether at a meeting or by written consent.

Section 14.     Preemptive Rights. Except for the right to participate in any issuance of new equity securities by the Company as set forth in the Securities Purchase Agreement, the Holders shall not have any preemptive rights.

Section 15.     Term. Except as expressly provided in this Certificate of Designations, the Series A Preferred Shares shall not be redeemable or otherwise mature and the term of the Series A Preferred Shares shall be perpetual.

Section 16.     Creation of Capital Stock. Subject to Section 13(b)(ii) and Section 13(b)(iii), the Board, without the vote of the Holders, may authorize and issue additional shares of Capital Stock of the Company.

Section 17.     No Sinking Fund. Series A Preferred Shares shall not be subject to or entitled to the operation of a retirement or sinking fund.

Section 18.     Transfer Agent. Conversion Agent, Registrar and paying agent.

(a)          The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Shares shall be American Stock Transfer and Trust Company, LLC (AST Financial). The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series A Preferred Shares and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof to the Holders.

(b)          None of the Company, the Transfer Agent, the Registrar or any co-Registrar shall be required to exchange or register a transfer of (i) any Series A Preferred Share surrendered for conversion, (ii) any Series A Preferred Share surrendered for repurchase in accordance with Section 9 or (iii) any Series A Preferred Share selected for redemption or with respect to which a redemption has been requested, in either case in accordance with Section 10.

Section 19.     Replacement Certificates.

(a)          Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series A Preferred Shares are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b)          Certificates Following Conversion. If physical certificates representing the Series A Preferred Shares are issued, the Company shall not be required to issue replacement certificates representing Series A Preferred Shares on or after the Conversion Date applicable to such shares. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in Section 19(a), shall deliver the Class A Common Shares issuable upon conversion of such Series A Preferred Shares formerly evidenced by the physical certificate.

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Section 20.     Taxes.

(a)          Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of Series A Preferred Shares or Class A Common Shares or other securities issued on account of Series A Preferred Shares pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Shares or Redemption, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of Series A Preferred Shares, Class A Common Shares or other securities to any person other than the Holder of the Series A Preferred Shares, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(b)          Withholding. All payments and distributions (or deemed distributions) on the Series A Preferred Shares (and on the Class A Common Shares received upon their conversion or Redemption) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

Section 21.     Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its office at Afya Limited, Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Attention: Anibal Sousa, Email: anibal.sousa@afya.com, (ii) if to any Holder, to such Holder at the address of such Holder as listed in the books and records of the Company (which may include the records of the Transfer Agent) or (iii) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

Section 22.     Record Holders. To the fullest extent permitted by applicable law, the Company and the Transfer Agent may deem and treat the Holder of any Series A Preferred Shares as the true and lawful owner thereof for all purposes.

Section 23.     Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders granted hereunder may be waived as to all Series A Preferred Shares (and the Holders thereof) upon the vote or written consent of the Holders of a majority of the Series A Preferred Shares then outstanding.

39

Section 24.     Severability. If any term of the Series A Preferred Shares set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

Section 25.     Rule 144A Information. The Company will, during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act, furnish to Holders of the Series A Preferred Shares and prospective investors, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Section 26.     No Other Rights. The Series A Preferred Shares will have no rights, preferences or voting powers except as provided in this Certificate of Designations or the Articles or as required by applicable law; provided, however, that in the event of any conflict between the Articles and the provisions set forth in this Certificate of Designations, the Company shall use good faith efforts to cause the shareholders of the Company to take such actions necessary to amend the Articles to reflect the provisions of this Certificate of Designations.

Section 27.     Form of Series A Preferred Shares.

(a)          The Series A Preferred Shares shall initially be issued in uncertificated, book-entry form on the books and records of the Transfer Agent (such books and records shall constitute the register of members of the Company for the purposes of Cayman Islands law), subject to applicable legends (in the form of notations on such records or otherwise) as set forth in this Certificate of Designations or as otherwise may be advisable in the Company’s discretion. The Company may elect in its discretion, following a request from a Holder, to issue Series A Preferred Shares by physical share certificates in the form set forth as Exhibit A hereto. Share certificates representing Series A Preferred Shares shall be signed by an authorized Officer of the Company, in accordance with the Articles and applicable law, by manual or facsimile signature. A share certificate representing Series A Preferred Shares shall not be valid until countersigned by manual or facsimile signature by an authorized signatory of the Transfer Agent and Registrar. If any Officer of the Company who has signed a share certificate no longer holds that office at the time the Transfer Agent and Registrar countersigns the share certificate, the share certificate shall be valid nonetheless.

(b)          No Series A Preferred Shares or Class A Common Shares issued in respect thereof may be exchanged for global shares in the name of The Depository Trust Company or its nominee unless and until the transfer restrictions described in Section 28 and in any restrictive legend on the face of, or otherwise annotated with respect to, such Series A Preferred Share or Class A Common Share no longer applies to such share, unless otherwise agreed by the Company and the Transfer Agent.

Section 28.     Transfer Restrictions.

(a)          Each Series A Preferred Share (and every security issued in exchange therefor or substitution thereof, except any Class A Common Shares issued upon conversion or Redemption thereof) shall not be transferred except in compliance with the Securities Purchase Agreement, and each Holder of Series A Preferred Shares, by such Holder’s acceptance of such Series A Preferred Share, shall be deemed to be bound by such restriction on transfer. Each share certificate or notation evidencing the Series A Preferred Shares (and every security issued in exchange therefor or substitution thereof, except any Class A Common Shares issued upon conversion or Redemption thereof, which shall bear the legend set forth in Section 28(b), if applicable) shall bear a legend in substantially the following form:

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THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, CHARGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THIS SECURITY IS ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECURITIES PURCHASE AGREEMENT DATED AS OF APRIL 26, 2021, AS AMENDED FROM TIME TO TIME, COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM AFYA LIMITED OR ANY SUCCESSOR THERETO, AND THIS SECURITY MAY NOT BE VOTED OR OFFERED, SOLD, PLEDGED, CHARGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.

(b)          If any Class A Common Shares are issued upon conversion or Redemption of any Series A Preferred Shares, then any share certificate representing such Class A Common Shares (or book-entries with respect thereto) shall bear a legend in substantially the following form (unless such Class A Common Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Transfer Agent and Registrar and the transfer agent for the Class A Common Shares (if other than the Transfer Agent or Registrar)):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED, CHARGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF AFYA LIMITED (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE, CHARGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN EXCEPT:

(A)	TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR
(B)	PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR
(C)	PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
41

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(C) ABOVE, THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S CLASS A COMMON SHARES RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Any such Class A Common Shares for which restrictions on transfer set forth in the Securities Purchase Agreement has expired and (i) that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (ii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of the certificates representing such Class A Common Shares for exchange in accordance with the procedures of the transfer agent for the Class A Common Shares, be exchanged for a new certificate or certificates for a like aggregate number of Class A Common Shares, which shall not bear the restrictive legend required by this Section 28(b).

(c)          As used in this Section 28, the term “transfer” encompasses any sale, pledge, charge, transfer or other disposition whatsoever of any Series A Preferred Shares or Class A Common Shares issued upon conversion or Redemption thereof, as the case may be.

Section 29.     Payments and Deliveries. Notwithstanding anything to the contrary herein, all payments of cash by the Company in respect of the Series A Preferred Shares shall be made in USD, at the BRL to USD Exchange Rate as of the Business Day immediately preceding the date of payment (to the extent applicable). Any cash payments may be paid by the Company, directly or through the procedures of the Transfer Agent, by wire transfer to the applicable Holder’s account if such Holder has provided the Company and/or the Transfer Agent with the requisite information necessary to make such wire transfer, which information shall remain on file and in effect until the Holder notifies the Company and the Transfer Agent to the contrary in writing. The Company shall not have any responsibility for any delay in payments of cash or deliveries of shares to be made by the Transfer Agent.

Section 30.     Governing Law. This Certificate of Designations will be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this 3rd day of May, 2021.

AFYA LIMITED
By:
Name:
Title:

Exhibit A

[FORM OF FACE OF SERIES A PREFERRED SHARE CERTIFICATE]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, CHARGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THIS SECURITY IS ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECURITIES PURCHASE AGREEMENT DATED AS OF APRIL 26, 2021, AS AMENDED FROM TIME TO TIME, COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM AFYA LIMITED OR ANY SUCCESSOR THERETO, AND THIS SECURITY MAY NOT BE VOTED OR OFFERED, SOLD, PLEDGED, CHARGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.

A-1

Certificate Number [__] Number of Series A Preferred Shares [_____]

AFYA LIMITED

6.50% Series A Perpetual Convertible Preferred Shares
(par value US$0.00005 per share)
(Liquidation Preference as specified below)

AFYA LIMITED, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), hereby certifies that [_______] (the “Holder”), is the registered owner of [_______] fully paid and non-assessable shares of the Company’s designated 6.50% Series A Perpetual Convertible Preferred Shares, with a par value of US$0.00005 per share and a Liquidation Preference of R$5,478.70 per share (the “Series A Preferred Shares”). The Series A Preferred Shares are transferable in accordance with the terms of the Certificate of Designations (as defined below) on the books and records of the Registrar, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Series A Preferred Shares represented hereby are and shall in all respects be subject to the provisions of the Certificate of Designations establishing the 6.50% Series A Perpetual Convertible Preferred Shares of Afya Limited dated May 3, 2021, as the same may be amended from time to time (the “Certificate of Designations”). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Designations. The Company will provide a copy of the Certificate of Designations to the Holder without charge upon written request to the Company at its principal place of business. In the case of any conflict between this Certificate and the Certificate of Designations, the provisions of the Certificate of Designations shall control and govern.

Reference is hereby made to the provisions of the Series A Preferred Shares set forth on the reverse hereof and in the Certificate of Designations, which provisions shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this executed certificate, the Holder is bound by the Certificate of Designations and is entitled to the benefits thereunder.

Unless the Transfer Agent and Registrar have properly countersigned, these Series A Preferred Shares shall not be entitled to any benefit under the Certificate of Designations or be valid or obligatory for any purpose.

A-2

IN WITNESS WHEREOF, this certificate has been executed on behalf of the Company by an Officer of the Company this [__] of [______] [____].

AFYA LIMITED
By:
Name:
Title:

A-3

COUNTERSIGNATURE

These are Series A Preferred Shares referred to in the within-mentioned Certificate of Designations.

Dated: [_______], [____]

American Stock Transfer and Trust Company, LLC, as Registrar and Transfer Agent
By:
Name:
Title:

A-4

[FORM OF REVERSE OF CERTIFICATE FOR SERIES A PREFERRED SHARES]

Cumulative dividends on each Series A Preferred Share shall be payable at the applicable rate provided in the Certificate of Designations.

The Series A Preferred Shares shall be convertible in the manner and accordance with the terms set forth in the Certificate of Designations.

The Company shall furnish without charge to each Holder who so requests a summary of the authority of the Board to determine variations for future series within a class of shares and the designations, limitations, preferences and relative, participating, optional or other special rights of each class or series of share capital issued by the Company and the qualifications, limitations or restrictions of such preferences and/or rights.

A-5

Exhibit B

[FORM OF NOTICE OF CONVERSION]

(To be Executed by the Holder
in order to Convert the Series A Preferred Shares)

To: Afya Limited

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais

Brazil

Attention: Anibal Sousa

Email: anibal.sousa@afya.com

To: American Stock Transfer and Trust Company, LLC (AST Financial)

6201 15th Avenue

Brooklyn, N.Y. 11219

Attn: Alexandra M. Albrecht

Email: aalbrecht@astfinancial.com

The undersigned hereby irrevocably elects to convert (the “Conversion”) 6.50% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”), of Afya Limited (hereinafter called the “Company”), represented by [share certificate No(s). [______]] [identified on the books of the transfer agent for the Series A Preferred Shares by No. [____]] (the “Series A Preferred Shares Certificates”), into Class A Common Shares, par value US$0.00005 per share, of the Company (the “Class A Common Shares”), according to the conditions of the Certificate of Designations establishing the Series A Preferred Shares (the “Certificate of Designations”), as of the date written below. If Class A Common Shares are to be issued in the name of a person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto, if any. [Each Series A Preferred Shares Certificate (or evidence of loss, theft or destruction thereof) is attached hereto.]

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Designations.

Date of Conversion:
Series A Preferred Shares to be Converted: *
Signature:
Name:
Address:**

Fax No.:

*        The Company is not required to issue Class A Common Shares until the original Series A Preferred Shares Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Company or the Conversion Agent, if such shares were issued in physical form.

**        Address where Class A Common Shares and any other payments or certificates shall be sent by the Company.

B-1

Exhibit C

[FORM OF CHANGE OF CONTROL REPURCHASE NOTICE]

To: Afya Limited

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais

Brazil

Attention: Anibal Sousa

Email: anibal.sousa@afya.com

To: American Stock Transfer and Trust Company, LLC (AST Financial)

6201 15th Avenue

Brooklyn, N.Y. 11219

Attn: Alexandra M. Albrecht

Email: aalbrecht@astfinancial.com

The undersigned registered owner of the 6.50% Series A Perpetual Convertible Preferred Share (the “Series A Preferred Shares”) of Afya Limited (hereinafter called the “Company”), [represented by share certificate No(s). [______]][identified on the books of the transfer agent for the Series A Preferred Shares by No. [____]] (the “Series A Preferred Shares Certificates”) hereby acknowledges receipt of a notice from the Company as to the occurrence of a Change of Control with respect to the Company and specifying the Change of Control Repurchase Date and irrevocably requests and instructs the Company to pay to the registered holder hereof in accordance with Section 9 of the Certificate of Designations establishing the Series A Preferred Shares (the “Certificate of Designations”) the cash due as determined in Section 9 of the Certificate of Designations (and subject to the other provisions of the Certificate of Designations) in respect of the entire Liquidation Preference of the Series A Preferred Shares represented by the Series A Preferred Shares Certificates, or the integral portion thereof below designated, out of funds legally available for the payment of such cash. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Certificate of Designations.

Dated: _____________________

________________________________

Signature(s)

_________________________

Social Security or Other Taxpayer
Identification Number

Number of Series A Preferred Shares to be repaid (if less than all): ______

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Series A Preferred Shares Certificates in every particular without alteration or enlargement or any change whatever.

C-1

Exhibit D

[FORM OF HOLDER REDEMPTION REQUEST]

To: Afya Limited

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais

Brazil

Attention: Anibal Sousa

Email: anibal.sousa@afya.com

To: American Stock Transfer and Trust Company, LLC (AST Financial)

6201 15th Avenue

Brooklyn, N.Y. 11219

Attn: Alexandra M. Albrecht

Email: aalbrecht@astfinancial.com

The undersigned registered owner of the 6.50% Series A Perpetual Convertible Preferred Share (the “Series A Preferred Shares”) of Afya Limited (hereinafter called the “Company”), [represented by share certificate No(s). [______]][identified on the books of the transfer agent for the Series A Preferred Shares by No. [____]] (the “Series A Preferred Shares Certificates”) hereby irrevocably exercises the Holder Redemption Right with respect to the Series A Preferred Shares Certificates, or the integral portion thereof below designated, and requests and instructs the Company to issue a Notice of Redemption with respect to such shares to pay to the registered holder hereof in accordance with Section 9 of the Certificate of Designations establishing the Series A Preferred Shares (the “Certificate of Designations”) the cash and/or Class A Common Shares due as determined in Section 10 of the Certificate of Designations (and subject to the other provisions of the Certificate of Designations) in respect of the entire Liquidation Preference of the Series A Preferred Shares represented by the Series A Preferred Shares Certificates, or the integral portion thereof below designated, out of funds legally available for the payment of any such cash. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Certificate of Designations.

Dated: _____________________

________________________________

Signature(s)

_________________________

Social Security or Other Taxpayer
Identification Number

Number of Series A Preferred Shares to be repaid (if less than all): ______

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Series A Preferred Shares Certificates in every particular without alteration or enlargement or any change whatever.

Name:
Address:**

**        Address where Class A Common Shares and any other payments or certificates shall be sent by the Company.

D-1